Exhibit 99.2

PricewaterhouseCoopers LLP
Chartered Accountants
111 5 Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone + 1 403 509 7500
Facsimile + 1 403 781 1825
www.pwc.com/ca
To: Alberta Securities Commission
We have read the statements made by Canadian Pacific Railway Company in the attached copy of Change of Auditor Notice dated May 13, 2011, which we understand will be filed purseant to Sectiuon 4.11 of the National Instrument 51-102.
We agree with the statements in the Change of Auditor Notice dated May 13, 2011.
Yours very truly,
/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
June 13, 2011
“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.